Exhibit 99.1

Stock Building Supply Announces 2015 Third Quarter Results

Raleigh, NC - November 5, 2015 - Stock Building Supply Holdings, Inc. (NASDAQ: STCK) (the “Company”), a diversified lumber and building materials distributor and solutions provider that sells primarily to new construction and remodeling contractors, today reported its financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Financial Highlights

•	Net sales of $358.5 million, up 1.3%, compared to $354.1 million in the prior year period

•	Gross profit of $89.1 million, up 5.6%, compared to $84.4 million in the prior year period

•	Net income of $6.0 million, or $0.23 per diluted share, including $1.2 million of merger-related costs, compared to net income of $5.0 million, or $0.19 per diluted share, in the prior year period

•	Adjusted EBITDA of $16.4 million, up 24.5%, compared to $13.2 million in the prior year period

•	Adjusted income from continuing operations of $8.0 million, or $0.30 per diluted share, compared to $5.8 million, or $0.22 per diluted share, in the prior year period

Commenting on the Company’s third quarter 2015 results, Jeff Rea, President and Chief Executive Officer, stated, “Residential construction activity and our sales volumes continued to improve at a gradual but steady pace in most of the markets we serve. Decelerating macro conditions in certain Texas markets and extended residential construction cycle times constrained overall sales volume growth to approximately 5%, as compared to the prior year quarter, while deflation in lumber and lumber sheet goods prices also restrained the year over year increase in net sales. Despite this challenging environment for sales growth, we built upon our consistent trend of profit improvement by increasing gross profit by nearly 6% and adjusted income from continued operations per diluted share by more than 38%, as compared to the prior year. These results once again illustrate the flexibility in our operating model, the focused execution of our operating teams and the value of our differentiated customer service capabilities supported by strategic eBusiness technology investments.”

Jim Major, Executive Vice President and Chief Financial Officer, stated, “Consistent with recent quarters, our sales and operating teams leveraged top-line growth and improved the sales mix from our strategic product categories to further expand gross profit. Our gross margin percentage for the quarter improved 110 basis points to 24.9%, as compared to the prior year period. The combination of gross profit improvement and operating expense discipline resulted in adjusted EBITDA growth of nearly 25% and strong pull-through of incremental sales and gross profit dollars. As prevailing market conditions gradually improve, we plan to maintain investments in our business to drive additional sales growth and realize opportunities to further enhance operating results.”

Third Quarter 2015 Financial Results Compared to Prior Year Period

Net sales for the third quarter of 2015 totaled $358.5 million, up $4.5 million, or 1.3%, compared to $354.1 million in the third quarter of 2014. The Company estimates net sales grew approximately 4.5% related to increased volume but was largely offset by reduced selling prices on commodity products.

Gross profit in the third quarter of 2015 was $89.1 million, up $4.7 million, or 5.6%, compared to $84.4 million in the third quarter of 2014, primarily as a result of increased sales volume. The gross margin percentage for the third quarter of 2015 increased 110 basis points to 24.9%, compared to 23.8% in the third quarter of 2014. The increase in gross margin percentage was driven by improved gross margins on sales of structural components and a higher percentage of total net sales being derived from non-commodity products.

Selling, general and administrative expenses during the third quarter of 2015 were $75.3 million, up $1.6 million, or 2.2%, from $73.7 million in the third quarter of 2014. The increase was primarily related to higher salary, wage and incentive compensation costs to serve higher sales volume.

Operating income for the third quarter of 2015 was $9.6 million, compared to operating income of $8.4 million in the third quarter of 2014. During the third quarter of 2015, the Company incurred approximately $1.2 million of costs related to the previously announced merger (“the Merger”) with Building Materials Holding Corporation (“BMC”).

Net income during the quarter totaled $6.0 million, or $0.23 per diluted share, compared to net income of $5.0 million, or $0.19 per diluted share, in the third quarter of 2014. Adjusted income from continuing operations for the third quarter of 2015 was $8.0 million, or $0.30 per diluted share, compared to adjusted income from continuing operations of $5.8 million, or $0.22 per diluted share, in the third quarter of 2014.

Adjusted EBITDA in the third quarter of 2015 totaled $16.4 million, up $3.2 million, compared to $13.2 million in the third quarter of 2014. A reconciliation of non-GAAP (Adjusted) financial measures to comparable GAAP financial measures is provided in the “Reconciliation of GAAP to Non-GAAP Measures” section of this press release.

Liquidity and Capital Resources

Total liquidity as of September 30, 2015 was approximately $118.3 million, which includes cash and cash equivalents of $5.4 million and $112.9 million of borrowing availability under our existing revolver.

Capital expenditures during the third quarter of 2015 totaled $4.9 million, primarily to fund purchases of vehicles and equipment to support increased sales volume and replace aged assets, and facility and technology investments to support our operations. In addition, the Company acquired approximately $3.9 million of assets, primarily vehicles and equipment, under capital lease arrangements.

Merger with BMC

On June 3, 2015, the Company announced it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BMC, pursuant to which BMC will merge with and into the Company with the Company surviving. The Merger, which remains subject to certain closing conditions (including approval by both the Company and BMC stockholders), is on track to close in the fourth quarter of 2015.

Outlook

“The positive trends in employment expansion, consumer sentiment and builder confidence for the U.S. housing market provides a solid backdrop for the continued execution of our profitable growth strategy,” stated Mr. Rea. “Our announced strategic merger with BMC, which significantly expands our operating footprint and adds more than $1.3 billion in annual net sales to the Company’s historical financial results, remains on track to close in the fourth quarter of 2015. Furthermore, we are finalizing development and beginning the launch of our 24x7 eCommerce platform, which provides a customer portal into our ERP and eBusiness suite of services. This platform is expected to deliver meaningful improvements in customer and employee productivity. Once fully implemented across the Company, we expect that our integrated suite of eBusiness services will have a significant positive effect on our customer service, growth potential and productivity that will support continued expansion of our operating margins.”

Conference Call

The Company will host a conference call on Thursday, November 5, 2015 at 10:00 a.m. (Eastern Time) and will simultaneously broadcast it live over the Internet. The conference call can be accessed by dialing 877-407-0784 (domestic) or 201-689-8560 (international). A telephonic replay will be available approximately three hours after the call and can be accessed by dialing 877-870-5176, or for international callers, 858-384-5517. The passcode for the live call and the replay is 13622789. The telephonic replay will be available until 11:59 p.m. (Eastern Time) on November 12, 2015. The live webcast and archived replay can be accessed on the “Events & Presentations” section of the Company’s Investor Relations website at ir.stocksupply.com. The online archive of the webcast will be available for approximately 90 days.

About Stock Building Supply

Stock Building Supply operates 69 strategically located facilities in 20 metropolitan areas in 13 states primarily in the South and West regions of the United States (as defined by the U.S. Census Bureau). We offer a broad range of products, including lumber and lumber sheet goods, millwork, doors, flooring, windows, structural components, engineered wood products, trusses, wall panels and other exterior products. Our customer base includes production homebuilders, custom homebuilders and remodeling contractors.

Non-GAAP Financial Measures

This press release presents Adjusted EBITDA and Adjusted income from continuing operations, which are non-GAAP financial measures within the meaning of applicable Securities and Exchange Commission (“SEC”) rules and regulations. For a discussion of the reasons why the Company believes that these non-GAAP financial measures provide information that is useful to investors and a reconciliation of Adjusted EBITDA and Adjusted income from continuing operations to the most comparable GAAP measure, see the “Reconciliation of GAAP to Non-GAAP Measures” section of this press release.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this presentation may include, without limitation, statements regarding sales growth, price changes, earnings performance, strategic direction and the demand for our products. Forward-looking statements are typically identified by words or phrases such as “may,” “might,” “predict,” “future,” “seek to,” “assume,” “goal,” “objective,” “continue,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” or the negative of such terms and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. The Company cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the Merger involving BMC and the Company, including future financial and operating results, the Company’s or BMC’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite BMC and the Company stockholder approvals; the risk that the Company or BMC may be unable to obtain governmental and regulatory approvals required for the Merger, or required governmental and regulatory approvals may delay the Merger or result in the imposition of conditions that could cause the parties to abandon the Merger; the risk that a condition to closing of the Merger may not be satisfied; the timing to consummate the Merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on Merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of the Company’s most recent Annual Report on Form 10-K filed with the SEC on March 2, 2015, the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2015, and our subsequent filings with the SEC. These risk factors, as well as other risks associated with the Merger, are more fully discussed in the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus (as defined below). All such factors are difficult to predict and are beyond the Company and BMC’s control. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and the Company and BMC undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find it

The proposed transaction involving the Company and BMC will be submitted to the respective stockholders of the Company and BMC for their consideration. In connection with the Merger and special meeting of the Company’s stockholders, the Company has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement/consent solicitation statement/prospectus (the “Proxy/Consent Solicitation Statement/Prospectus”). The Registration Statement has been declared effective by the SEC, and the definitive Proxy/Consent Solicitation Statement/Prospectus was first mailed or otherwise delivered to the stockholders of the Company on or about October 30, 2015. The definitive Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus contain important information about the Merger, the Merger Agreement and related matters.

This communication may be deemed to be solicitation material in respect of the proposed transaction between BMC and the Company. This communication is not a substitute for the Registration Statement, Proxy/Consent Solicitation/Prospectus or any other documents that the Company or BMC has filed or may file with the SEC or send to stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND BMC ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS CAREFULLY, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and any other documents filed or furnished by the Company with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). The Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents are also available to security holders, without charge, from the Company by going to its investor relations page on its corporate website at http://ir.stocksupply.com or from BMC by directing a request to Paul Street, Corporate Secretary of BMC, via email or telephone (paul.street@buildwithbmc.com, (208) 331-4300).

Participation in the Solicitation

The Company, BMC, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2015. Information about the directors and executive officers of BMC and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, are set forth in the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement and the Proxy/Consent Solicitation Statement/Prospectus. You may obtain a free copy of the proxy statement for the Company’s 2015 Annual Meeting of Stockholders by going to its investor relations page on its corporate website at http://ir.stocksupply.com. You may obtain free copies of the Registration Statement, the Proxy/Consent Solicitation Statement/Prospectus and other relevant documents as described in the preceding paragraph.

Investor Relations Contact

Stock Building Supply Holdings, Inc.

Mark Necaise

(919) 431-1021

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except share and per share amounts)	2015	2014	2015	2014
Net sales	$358,540	$354,060	$1,006,225	$978,629
Cost of goods sold	269,401	269,668	759,354	746,781

Gross profit	89,139	84,392	246,871	231,848

Selling, general and administrative expenses	75,286	73,665	219,866	211,878
Depreciation expense	2,493	1,681	6,811	4,790
Amortization expense	596	563	1,756	1,690
Impairment of assets held for sale	—	—	—	48
Merger-related costs	1,183	—	4,652	—
Public offering transaction-related costs	—	60	—	508
Restructuring expense	(14)	2	383	11

	79,544	75,971	233,468	218,925

Income from operations	9,595	8,421	13,403	12,923
Other income (expense)
Interest expense	(745)	(712)	(2,133)	(2,011)
Other income, net	194	197	1,002	610

Income from continuing operations before income taxes	9,044	7,906	12,272	11,522
Income tax expense	3,020	2,972	1,866	4,417

Income from continuing operations	6,024	4,934	10,406	7,105
Income from discontinued operations, net of income tax expense of $4, $25, $33 and $133, respectively	7	40	54	208

Net income	$6,031	$4,974	$10,460	$7,313

Weighted average common shares outstanding
Basic	26,123,202	25,733,833	26,104,425	25,713,688
Diluted	26,354,070	26,229,323	26,317,488	26,218,405

Basic earnings per share
Income from continuing operations	$0.23	$0.19	$0.40	$0.27
Income from discontinued operations	—	—	—	0.01

Net income per share	$0.23	$0.19	$0.40	$0.28

Diluted earnings per share
Income from continuing operations	$0.23	$0.19	$0.40	$0.27
Income from discontinued operations	—	—	—	0.01

Net income per share	$0.23	$0.19	$0.40	$0.28

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(unaudited)

(in thousands, except share and per share amounts)	September 30, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$5,382	$5,806
Restricted assets	523	1,076
Accounts receivable, net	138,405	114,448
Inventories, net	108,726	98,259
Costs in excess of billings on uncompleted contracts	10,501	7,981
Current income taxes receivable	—	4,863
Prepaid expenses and other current assets	13,858	11,718
Deferred income taxes	2,063	4,081

Total current assets	279,458	248,232
Property and equipment, net of accumulated depreciation	88,295	90,611
Intangible assets, net of accumulated amortization	20,780	22,536
Goodwill	7,186	7,186
Restricted assets	1,104	861
Other assets	1,109	1,792

Total assets	$397,932	$371,218

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$83,376	$72,029
Accrued expenses and other liabilities	40,203	32,957
Income taxes payable	4,640	—
Current portion of restructuring reserve	845	892
Current portion of capital lease obligation	3,306	1,706
Billings in excess of costs on uncompleted contracts	1,064	592

Total current liabilities	133,434	108,176
Revolving line of credit	76,464	90,114
Long-term portion of capital lease obligation	12,217	5,955
Deferred income taxes	13,079	18,880
Other long-term liabilities	9,450	7,222

Total liabilities	244,644	230,347

Commitments and contingencies
Stockholders’ equity
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued and outstanding at September 30, 2015 and December 31, 2014	—	—
Common stock, $0.01 par value, 300,000,000 shares authorized, 26,195,627 shares issued and 26,186,111 shares outstanding at September 30, 2015, and 26,176,056 shares issued and outstanding at December 31, 2014	262	262
Additional paid-in capital	149,479	147,340
Retained earnings (deficit)	3,729	(6,731)
Treasury stock, at cost, 9,516 shares at September 30, 2015	(182)	—

Total stockholders’ equity	153,288	140,871

Total liabilities and stockholders’ equity	$397,932	$371,218

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(unaudited)

	Nine Months Ended September 30,
(in thousands)	2015	2014
Cash flows from operating activities
Net income	$10,460	$7,313
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation expense	10,074	8,054
Amortization of intangible assets	1,756	1,690
Amortization of debt issuance costs	339	353
Deferred income taxes	(3,783)	(4,030)
Non-cash stock compensation expense	2,101	1,848
Impairment of assets held for sale	—	96
Gain on sale of property, equipment and real estate	(370)	(1,076)
Bad debt expense	1,801	417
Change in assets and liabilities
Accounts receivable	(24,535)	(19,756)
Inventories, net	(9,693)	(23,445)
Accounts payable	11,871	26,951
Other assets and liabilities	13,461	6,396

Net cash provided by operating activities	13,482	4,811

Cash flows from investing activities
Purchases of property and equipment	(12,329)	(20,795)
Purchase of business	(2,025)	—
Proceeds from sale-leaseback transactions, net	15,296	—
Proceeds from sale of property, equipment and real estate	1,005	3,493
Change in restricted assets	310	2

Net cash provided by (used in) investing activities	2,257	(17,300)

Cash flows from financing activities
Proceeds from revolving line of credit	1,055,182	1,046,220
Repayments of proceeds from revolving line of credit	(1,068,832)	(1,023,476)
Payments on capital leases	(2,419)	(1,177)
Other financing activities	(94)	(1,972)

Net cash (used in) provided by financing activities	(16,163)	19,595

Net (decrease) increase in cash and cash equivalents	(424)	7,106
Cash and cash equivalents
Beginning of period	5,806	1,138

End of period	$5,382	$8,244

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

Sales by Product Category

(unaudited)

	Three Months Ended September 30, 2015		Three Months Ended September 30, 2014
(in thousands)	Net Sales	% of Sales	Net Sales	% of Sales	% Change
Structural components	$50,930	14.2%	$49,163	13.9%	3.6%
Millwork & other interior products	65,513	18.3%	64,821	18.3%	1.1%
Lumber & lumber sheet goods	117,299	32.7%	123,116	34.8%	(4.7)%
Windows & other exterior products	78,358	21.9%	73,626	20.8%	6.4%
Other building products & services	46,440	12.9%	43,334	12.2%	7.2%

Total net sales	$358,540	100.0%	$354,060	100.0%	1.3%

	Nine Months Ended September 30, 2015		Nine Months Ended September 30, 2014
(in thousands)	Net Sales	% of Sales	Net Sales	% of Sales	% Change
Structural components	$141,981	14.1%	$132,846	13.6%	6.9%
Millwork & other interior products	187,455	18.6%	178,528	18.2%	5.0%
Lumber & lumber sheet goods	335,310	33.3%	343,279	35.1%	(2.3)%
Windows & other exterior products	211,552	21.0%	201,921	20.6%	4.8%
Other building products & services	129,927	13.0%	122,055	12.5%	6.4%

Total net sales	$1,006,225	100.0%	$978,629	100.0%	2.8%

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

Reconciliation of GAAP to Non-GAAP Measures

(unaudited)

Adjusted EBITDA is defined as income from continuing operations plus interest expense, income tax expense, depreciation and amortization, impairment of assets held for sale, Merger-related costs, public offering transaction-related costs, restructuring expense, non-cash stock compensation expense, severance and other items related to store closures and other items. Adjusted income from continuing operations is defined as income from continuing operations plus Merger-related costs, public offering transaction-related costs, restructuring expense, non-cash stock compensation expense, severance and other items related to store closures and other items, and after tax effecting those items. Adjusted EBITDA and Adjusted income from continuing operations are intended as supplemental measures of our performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). We believe that Adjusted EBITDA and Adjusted income from continuing operations provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and operating results. Our management uses Adjusted EBITDA to compare our performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Adjusted EBITDA is used in monthly financial reports prepared for management and our board of directors. We believe that the use of Adjusted EBITDA and Adjusted income from continuing operations provide additional tools for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with other distribution and retail companies, which may present similar non-GAAP financial measures to investors. However, our calculation of Adjusted EBITDA and Adjusted income from continuing operations are not necessarily comparable to similarly titled measures reported by other companies. Our management does not consider Adjusted EBITDA or Adjusted income from continuing operations in isolation or as alternatives to financial measures determined in accordance with GAAP. The principal limitation of Adjusted EBITDA and Adjusted income from continuing operations is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. Some of these limitations are: (i) Adjusted EBITDA and Adjusted income from continuing operations do not reflect changes in, or cash requirements for, our working capital needs; (ii) Adjusted EBITDA does not reflect our interest expense, or the requirements necessary to service interest or principal payments on our debt; (iii) Adjusted EBITDA does not reflect our income tax expenses or the cash requirements to pay our taxes; (iv) Adjusted EBITDA and Adjusted income from continuing operations do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; (v) although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA and Adjusted income from continuing operations do not reflect any cash requirements for such replacements and (vi) Adjusted EBITDA and Adjusted income from continuing operations do not consider the potentially dilutive impact of issuing non-cash stock-based compensation. In order to compensate for these limitations, management presents Adjusted EBITDA and Adjusted income from continuing operations in conjunction with GAAP results. You should review the reconciliations of income from continuing operations to Adjusted EBITDA and Adjusted income from continuing operations below, and should not rely on any single financial measure to evaluate our business.

STOCK BUILDING SUPPLY HOLDINGS, INC. AND SUBSIDIARIES

Reconciliation of GAAP to Non-GAAP Measures (continued)

(unaudited)

The following is a reconciliation of income from continuing operations to adjusted EBITDA.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2015	2014	2015	2014
Income from continuing operations	$6,024	$4,934	$10,406	$7,105
Interest expense	745	712	2,133	2,011
Income tax expense	3,020	2,972	1,866	4,417
Depreciation and amortization	4,186	3,298	11,830	9,744
Impairment of assets held for sale	—	—	—	48
Merger-related costs	1,183	—	4,652	—
Public offering transaction-related costs	—	60	—	508
Restructuring expense	(14)	2	383	11
Non-cash stock compensation expense	775	868	2,101	1,848
Severance and other items related to store closures (a)	490	325	1,083	440
Other items (b)	32	37	253	126

Adjusted EBITDA	$16,441	$13,208	$34,707	$26,258

The following is a reconciliation of income from continuing operations to adjusted income from continuing operations.

	Three Months Ended September 30,
(in thousands)	2015	2014
Income from continuing operations	$6,024	$4,934
Merger-related costs	1,183	—
Public offering transaction-related costs	—	60
Restructuring expense	(14)	2
Non-cash stock compensation expense	775	868
Severance and other items related to store closures (a)	490	325
Other items (b)	32	37
Tax effect of adjustments to continuing operations (c)	(478)	(457)

Adjusted income from continuing operations	$8,012	$5,769

Weighted average common shares used in calculating adjusted income from continuing operations per diluted share	26,354,070	26,229,323
Adjusted income from continuing operations per diluted share	$0.30	$0.22

(a)	Represents severance expense and other items related to closed locations.
(b)	Represents third party costs related to completed acquisitions and the evaluation of acquisition candidates, as well as the expense for advisory services provided by an affiliate of The Gores Group, LLC (“Gores”).
(c)	The tax effect of adjustments to continuing operations was based on the respective transactions’ income tax rate, which was 34.0% and 37.5% for the three months ended September 30, 2015 and 2014, respectively. The tax effect of adjustments to continuing operations for the three months ended September 30, 2015 excludes approximately $1.1 million of non-deductible Merger-related costs. The tax effect of adjustments to continuing operations for the three months ended September 30, 2014 excludes approximately $0.1 million of non-deductible public offering transaction-related costs.